March 9, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: David Gessert

Re:	Evans Bancorp, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed March 9, 2020
File No. 333-236425

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Evans Bancorp, Inc. hereby respectfully requests that the effective date for above-referenced Registration Statement on Form S-4 be accelerated to 4:00 p.m., Eastern Time, on Wednesday, March 11, 2020, or as soon as practicable thereafter.

Please contact Michael P. Reed of Covington & Burling LLP at (202) 662-5988 or MReed@cov.com with any questions you may have regarding this request. In addition, please notify Mr. Reed by telephone when this request for acceleration has been granted.

Respectfully,

Evans Bancorp, Inc.

By:	/s/ David J. Nasca
Name:	David J. Nasca
Title:	President and Chief Executive Officer

cc:	Michael P. Reed, Covington & Burling LLP

Kevin D. Maroney, FSB Bancorp, Inc.

Benjamin M. Azoff, Luse Gorman, PC